Synergen Law Group A Professional Law Corporation

February 3, 2011

Mr. John Stickel, Attorney Advisor Division of Corporation Finance Securities and Exchange Commission 100 F. Street, N.E. Washington, D.C. 20549	Via EDGAR Only

Re:           Poway Muffler and Brake, Inc.
Amendment No. 5 to Registration Statement on Form S-1
File No. 333-164856

Dear Mr. Stickel:

On behalf of Poway Muffler and Brake, Inc. (the ''Company''), we have today filed via the EDGAR system, Amendment No. 5 (the “Fifth Amendment”') to the above-captioned Registration Statement in response to your oral comments via telephone on February 2, 2011.

Comment No. 1

You had reiterated previous comment no. 1 regarding the determination of offering price.  Specifically, you had questioned the accuracy of the statement that the offering price of $1.10 was determined by the price shares were sold to its shareholders in a private placement.

In response to this comment, the Company has revised its disclosures under "Determination of Offering Price" and "Plan of Distribution" sections to clarify that the offering price was determined by adding $0.10 to the price the shares were sold to shareholders in the Company's July 31, 2000 offering (offering price of $1.00).

Please do not hesitate to contact me if you should have any further questions.

Regards,
SYNERGEN LAW GROUP

/s/ Karen A. Batcher, Esq.

Karen A. Batcher, Esq.
kbatcher@synergenlaw.com

819 Anchorage Place, Suite 28 Chula Vista, CA 91914	Tel. 619.475.7882 Fax. 619.512.5184